

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 18, 2008

Charles Boehlke
Chief Financial Officer
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, NY 11747

> **Re:** **MSC Industrial Direct Co., Inc.**
> **Form 10-K for Fiscal Year Ended September 1, 2007**
> **File No. 1-14130**

Dear Mr. Boehlke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 1, 2007

Critical Accounting Estimates – Inventory Valuation Reserve, page 34

1. We note you have increased the reserve for slow-moving inventory. Please tell us the amount of the reserve in each of the periods presented in your most recent 10-K and 10-Q and how you have determined the reserve is adequate given the average inventory turnover of approximately 130 days.

Note 3 – Acquisitions, page 49

2.   We note your disclosures regarding the acquisition of J&L America, Inc. in the 10-K and also in the 8-K/A filed on August 22, 2006. Please tell us and disclose in future filings the factors that contributed to a purchase price that resulted in such significant goodwill. See paragraph 51(b) of SFAS 141.

3.   We note your reference to the independent valuation consultant. Please revise future filings to include a written consent as an exhibit or remove this reference from the filing.

Note 6 – Income Taxes, page 51

4.   We note the discussion of your foreign operations throughout the filing; however foreign taxes are not addressed in your income tax footnote. Please tell us how your current disclosures are compliant with SFAS 109.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

                                Sincerely,

                                  John Cash
                                  Accounting Branch Chief